UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

❒       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number: 000-27385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way
Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.   The Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedule are included in this Annual Report on Form 11-K in lieu of the information required by Items 1-3 of Form 11-K.

Table of Contents
Page
Financial Statements and Exhibits

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	5

Notes to Financial Statements	6

(b) Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) - December 31, 2009	12

(c) Signatures	13

(d) Exhibits	14

See Exhibit Index

Supplemental schedules other than those listed above have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Interactive Intelligence, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Indianapolis, Indiana
June 17, 2010

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
Assets:	2009	2008
Cash and cash equivalents	$1,462	$18,723
Investments, at fair value	20,554,184	12,925,213
Participant loans	297,218	200,644

Receivables:
Employer contributions, net of forfeitures	563,334	323,461
Net assets available for benefits, before adjustments	21,416,198	13,468,041
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	82,884	158,066
Net assets available for benefits	$21,499,082	$13,626,107

See accompanying notes to financial statements

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Contributions:
Participants	$2,883,092
Rollovers	20,454
Employer	566,812
3,470,358
Investment income:
Dividend income	308,721
Net realized and unrealized appreciation in fair value of investments	4,788,398
Interest income	17,032
5,114,151
Total additions	8,584,509

Deductions from net assets attributed to:
Benefits paid to participants	707,688
Administrative expenses	3,846
Total deductions	711,534

Net increase	7,872,975

Net assets available for benefits at:
Beginning of year	13,626,107
End of year	$21,499,082

See accompanying notes to financial statements

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements
December 31, 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of the Interactive Intelligence, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan established by Interactive Intelligence, Inc. (the “Company” and “Plan Administrator”) for qualifying employees effective January 1, 1996. The Plan is administered by an Investment Committee appointed by the Company. The trustee and record-keeper of the Plan is Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the option to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, either full or partial, participants become fully vested in their entire account balances.

Eligibility

For purposes of making a pre-tax contribution or rollover contribution, an employee must have reached 21 years of age to be eligible for participation in the Plan. If an employee has met the age requirement, he or she is eligible to participate in the Plan as of his or her first day of service. Employees are automatically enrolled into the Plan upon meeting the above criteria. If a participant wishes not to contribute to the Plan, they have 60 days to opt out or decline participation by changing their contribution percentage to zero through the Merrill Lynch website.

Contributions

Each year participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan. Participant contributions are subject to the maximum limitations as defined in the Internal Revenue Code, as amended (the “Code”), plus “catch-up” adjustments as permitted by the Code. Participants may also contribute amounts representing qualified rollovers from other qualified benefit plans. Qualified matching and qualified non-elective Company contributions may be made as determined by the Company.

In February 2009, the Company announced to its employees that for the year ended December 31, 2009, and subject to the Company achieving specified annual financial performance targets, the Company would make a matching contribution to eligible participants. If the Company achieved a U.S. Generally Accepted Accounting Principles (“GAAP”) reported operating margin of at least 5%, the Company would match up to 25% of the first 4% of the participants’ pre-tax contributions to the Plan. If GAAP reported operating margin was greater than 9%, the Company would match up to 25% of the first 8% of the participants’ pre-tax contributions to the Plan. Upon determination of the Company’s fiscal 2009 financial results, which were not finalized until early 2010, it was determined that the Company had met the second tier of the annual performance target during 2009, and each eligible participant received the applicable Company matching contribution during the first quarter of 2010.  The total amount of the Company’s matching contribution for the year ended December 31, 2009, which was reduced by forfeitures of $6,103, was $569,437.

In November 2009, the Company announced to its employees that for the year ended December 31, 2010, and subject to the Company achieving specified financial performance targets, the Company will make a matching contribution to eligible participants of up to 33% of the first 9% of their pre-tax compensation contributed to the Plan. If the Company achieves a GAAP reported operating margin of 4%, participants will earn one third of the full match. If the Company achieves a GAAP reported operating margin of 6%, participants will earn two thirds of the full match. If the Company achieves a GAAP reported operating margin of 8%, participants will earn the full match. The Company matching contribution will be credited to the participants’ accounts as soon as practicable after the Company’s annual financial results are determined and the Company achieves the financial performance target.

Rollover and Transfer Contributions

The Plan permits participants to have their account balance in other qualified plans rolled over to the Plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. For an eligible participant who has worked for the Company for less than four years at the time of the Company matching contribution, the contribution will vest in equal installments over four years based on the anniversary date of the participant’s employment. For an eligible participant who has worked for the Company for four or more years at the time of contribution, the contribution will be 100% vested.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, and an allocation of Plan earnings. Investment earnings are allocated proportionately among all participants’ accounts based on the ratio of their account balance to the total fund balance. The benefit to which a participant is entitled equals the participant’s vested account balance.

Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and a collective fund managed by Merrill Lynch, the trustee and record-keeper of the Plan, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

In addition, the Plan’s investments include shares of the Company’s common stock. The Company is the Plan sponsor and, therefore, transactions involving the acquisition or disposition of the Company’s common stock also qualify as party-in-interest transactions. The Company has never declared or paid cash dividends on its common stock and does not expect to declare or pay any cash dividends in the foreseeable future.

 Investment Options
When participants are enrolled into the Plan upon meeting the eligibility criteria, their contributions are automatically invested in the Goal Manager – Moderate Model fund. However, participants may direct their pre-tax contributions to any of the investment options selected by the Plan Administrator.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or in a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Participants may also elect in-service withdrawals or may roll over their accounts from the Plan to another qualified retirement plan. Such benefit payments are subject to the provisions of the Plan. In the event of an active or inactive participant’s death, the value of the vested participant’s account balance will become payable to the participant’s beneficiary.

Participant Loans

A participant of the Plan can borrow from his or her account. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market rates at the date the loan is issued. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are subject to the provisions of the Plan.

Forfeitures

Forfeitures are non-vested account balances of terminated employees, which may be applied at the discretion of the Company.  Forfeitures will be used first to reduce Company contributions. Any remaining forfeitures will be used to offset Plan expenses with any remaining forfeitures then allocated to participants’ account balances. Forfeitures totaling $6,103 and $24,806 were used to reduce 2009 and 2008 Company contributions, respectively. There were no unallocated forfeitures as of December 31, 2009 and 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements (continued)

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”)  Topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in common stock and mutual funds are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are carried at amortized cost plus accrued interest, which approximates fair value.

Net appreciation in fair value of investments is reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has $1,135,992 of investments in a collective investment trust fund which is reported at fair value and adjusted to a contract value, equal to the principal balance plus accrued interest, of $1,218,876 to determine the net assets available for benefits. The Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at contract value. Due to the nature of the investments held by the funds, changes in the market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value. Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan was to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

Payments to Participants

Payments to participants, including in-service withdrawals, transfers and qualified distributions, are recorded when paid.

Administrative Expenses

Expenses related to the Plan may be paid by either the Plan, Plan participants or the Company; however, Plan participants have typically paid for these expenses as they relate to such items as loan fees.

3.	FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements (continued)

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The Plan also invests in a common collective trust whose funds are traded daily and does not adjust the quoted price for such investments.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements at Reporting Date Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	18,138,426	18,138,426	N/A	N/A
Interactive Intelligence, Inc. common stock	1,279,766	1,279,766	N/A	N/A
Common collective trust	1,135,992	N/A	1,135,992	N/A
Total	$20,554,184	$19,418,192	$1,135,992	N/A

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	11,538,449	11,538,449	N/A	N/A
Interactive Intelligence, Inc. common stock	407,663	407,663	N/A	N/A
Common collective trust	979,101	N/A	979,101	N/A
Total	$12,925,213	$11,946,112	$979,101	N/A

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements (continued)

4.	INVESTMENTS

The market values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009		2008
Mutual funds:
Davis NY Venture A	$3,310,740		$2,054,633
American Funds Growth Fund of America R3	2,880,271		1,795,699
PIMCO Total Return A	2,663,064		1,601,806
American Funds Capital World Growth & Income R3	2,370,241		1,539,125
Eaton Vance Small Cap	2,324,125		1,431,450
BlackRock S&P 500 Index I **	1,222,270		887,040
BlackRock Global Allocation A **	***		718,231

Common stock:
Interactive Intelligence, Inc. *	1,279,766		407,663

Common collective trust:
Retirement Preservation Trust (1) *	1,135,992	(1)	979,101	(1)
_______________
    *  Indicates a party-in-interest to the Plan.

  **  These funds are managed by Merrill Lynch, the Plan trustee and record-keeper and represent a party-in-interest to the Plan.

***  Investment did not represent 5% or more of the Plan’s net assets.

(1)
The amounts as of December 31, 2009 and 2008 represent the fair value. The contract value of these amounts was $1,218,876 and $1,137,167 as of
December 31, 2009 and 2008, respectively, which is the amount available for Plan benefits.

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$3,895,884
Interactive Intelligence, Inc. common stock	892,514
$4,788,398

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements (continued)

5.	INVESTMENT CONTRACTS

The Retirement Preservation Trust (“Trust”) is a collective investment trust fund that invests mainly in insurance companies, synthetic guaranteed investment contracts (“GICS”) and money market instruments, with the majority of the investments being held in GICS. The underlying investments of the GICS are primarily in pools of investment contracts that are issued by insurance companies and commercial banks, as well as a wrapper contract issued by a financially responsible third-party.  The investments of the Trust are reported at fair value and adjusted to a contract value. The contract value represents the amount participants in the Trust would receive if they were to initiate permitted transactions under the term of the underlying Plan.

6.	INCOME TAX STATUS

The Plan is a prototype plan administered by Merrill Lynch. The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by a letter dated March 31, 2008 that its amended and restated prototype plan as of January 1, 2007 is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated on November 2, 2009. The Plan is required to operate in conformity with the Code to maintain its qualification. Although it was amended since receiving the opinion letter from the IRS, the Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risk and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements at December 31, 2009 as compared to the Form 5500:

2009
Net assets available for benefits according to the financial statements	$21,499,082
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(82,884)
Net assets available for benefits according to the Form 5500	$21,416,198

The following is a reconciliation of the investment income according to the financial statements at December 31, 2009 as compared to the Form 5500:

2009
Total investment income per the financial statements	$5,114,151
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	75,182
Total investment income per the Plan’s Form 5500	$5,189,333

9.	SUBSEQUENT EVENT

The Company has evaluated subsequent events as of the reporting date and noted no items to be disclosed.

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SUPPLEMENTAL SCHEDULE

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

EIN: 35-1933097	Plan Number: 002

December 31, 2009

	Description of investment, including
Identity of issue, borrower, lessor or similar party	maturity date, rate of interest, collateral, par, or maturity value		Current value
Mutual funds:
Davis NY Venture A	106,868	shares	$3,310,740
American Funds Growth Fund of America R3	106,954	shares	2,880,271
PIMCO Total Return A	246,580	shares	2,663,064
American Funds Capital World Growth & Income R3	69,898	shares	2,370,241
Eaton Vance Small Cap	201,747	shares	2,324,125
Blackrock S&P 500 Index I **	89,675	shares	1,222,270
Blackrock Global Allocation A **	55,078	shares	985,345
Oppenheimer Developing Markets A	27,255	shares	783,854
MFS Utilities Fund A	44,146	shares	659,541
Blackrock Small Cap **	16,424	shares	294,154
Seligman Communication & Information A	7,313	shares	283,598
Blackrock Healthcare A **	39,219	shares	213,744
Goldman Sachs Mid Cap Value A	5,089	shares	147,479
Total mutual funds			18,138,426

Common stock:
Interactive Intelligence, Inc. *	69,364	shares	1,279,766

Common collective trust:
Retirement Preservation Trust *	1,218,876	shares	1,135,992

Participant loans *	Interest rates range from 5.25% to 9.25% with maturity dates ranging from March 2010 through March 2023		297,218
			$20,851,402

*	Indicates a party-in-interest to the Plan.

**	These funds are managed by Merrill Lynch, the Plan trustee and record-keeper and represent a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 17, 2010	By:	/s/ Stephen R. Head
Stephen R. Head, Chief Financial Officer
Interactive Intelligence, Inc.

/s/ Debra L. Jones
Debra L. Jones, Director of Human Resources
Interactive Intelligence, Inc.

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EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm